

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2014

Via E-mail
Marek Bakun
Chief Financial Officer
The St. Joe Company
133 South WaterSound Parkway
WaterSound, Florida 32413

Re: **The St. Joe Company**
       Preliminary Proxy Statement on Schedule 14A
       Filed December 11, 2013
       File No. 001-10466

Dear Mr. Bakun:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise your disclosure to provide the material terms of the Timber Notes. Please annex a form of the Timber Notes to the proxy statement or advise.

2.   We note your disclosure throughout the document that the Timber Notes will be irrevocably secured by letters of credit. Please revise to clarify whether the institution(s) that will provide the letters of credit have been identified or when they will be identified.

Reasons for and Risks Associated with the Transaction, page 2

3.   Please revise the summary risk factors on page 3 to include the risks related to the possibility that you may elect to receive the purchase price in Timber Notes or a combination of cash and Timber Notes.

Transaction Consideration, page 4

4.   Please revise here, and elsewhere, as applicable, to provide the purchaser's sources of funds for the Transaction. If the purchaser does not have sufficient cash on hand to pay the full purchase price, please revise your disclosure in this section and elsewhere, as applicable, to so state.

5.   Please tell us with a view toward disclosure the circumstances in which you will elect to receive the purchase consideration in Timber Notes or a combination of cash and Timber Notes. We may have further comments.

Background of the Transaction, page 21

6.   Please revise to provide additional detail regarding the company A offer and reasons for its rejection or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3401 with any questions.

                                        Sincerely,

                                        /s/ Jennifer Gowetski

                                        Jennifer Gowetski
                                        Senior Counsel